February 4, 2025

David P. Luci
President, Chief Executive Officer and Director
Acurx Pharmaceuticals, Inc.
259 Liberty Avenue
Staten Island, NY 10305

       Re: Acurx Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed January 31, 2025
           File No. 333-284627
Dear David P. Luci:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Ivan Blumenthal, Esq.